File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	21 July 2004
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	21

[redacted]

04035795

SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "**SCA Interim Report 1 January–30 June 2004**", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Carin Posse

Encl.

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 660 74 30
www.sca.com
Reg.No. 556012-6293

SCA

Interim Report

1 January–30 June 2004

	2004:2	2004:1		0406	0306
Earnings per share, SEK	4.32	4.34		8.66	10.89
Cash flow from current operations per share, SEK	2.27	3.48		5.75	13.01
Net sales, SEK M	22,340	21,687		44,027	43,121
Earnings after financial items, SEK M	1,502	1,472		2,974	3,578
Net earnings, SEK M	1,009	1,014		2,023	2,525

Compared with first six months of 2003

- Net sales amounted to SEK 44,027 M (43,121).
- Earnings after taxes (net earnings) amounted to SEK 2,023 M (2,525)[1].
- Earnings per share amounted to SEK 8.66 (10.89).
- Operating cash surplus margin remained unchanged at 16% (16).
- Growth amounted to 7%.

Compared with first quarter of 2004

- Net sales amounted to SEK 22,340 M (21,687).
- Earnings per share amounted to SEK 4.32 (4.34).
- Operating cash surplus margin improved to 16% (15).
- Improved operating profit for Packaging.

Other

- The acquisitions of hygiene products companies in Australia/New Zealand and Mexico were completed in May. Accordingly, the total expenditure for the year's acquisitions amounts to SEK 8,035 M.

[1] *Earnings during the first six months of 2004 were affected by costs for personnel reductions. During 2003, earnings in the first quarter were affected by sale of shares (see also page 10).*

NET SALES AND EARNINGS

Earnings per share amounted to SEK 8.66 (10.89) and consolidated net earnings amounted to SEK 2.023 M (2,525). Excluding items affecting comparability of a negative SEK 30 M (positive: 154), net earnings and earnings per share declined by 13%.

Consolidated net sales amounted to SEK 44,027 M (43,121). Adjusted for currency and price effects, net sales rose by 7%.

The Group's operating profit amounted to SEK 3,369 M (3,991). Excluding items affecting comparability (expenses of SEK 44 M during the first six months of 2004 pertaining to restructuring within hygiene products and earnings of SEK 197 M in the corresponding period in 2003) operating profit declined by 10%. Currency movements had a negative impact of 6% on operating profit.

Operating profit for Hygiene Products was SEK 2,310 M (2,467), a decline of 6%, of which 4% was due to currency movements. Operating profit for Packaging amounted to SEK 1,142 M (1,313), a decline of 13%, of which 5% was due to currency movements. Operating profit for Forest Products fell by 1% to SEK 730 M (738); negative currency effects impacted operating profit by 11%.

Operating margin for the Group was 8% (9). Operating margin for Hygiene Products was 11% (11), 7% (9) for Packaging and 10% (11) for Forest Products.

Financial items improved by SEK 18 M to an expense of SEK 395 M (expense: 413), primarily as a result of lower interest rates. The Group's earnings after financial items amounted to SEK 2,974 M (3,578), excluding items affecting comparability, SEK 3,018 M (3,381). Currency movements affected earnings adversely by 7%.

Return on shareholders' equity was 9 (12) % and return on capital employed was 10% (12).

Comparison with first quarter of 2004

Earnings per share during the second quarter amounted to SEK 4.32 (4.34).

Consolidated net sales amounted to SEK 22,340 (21,687) M and, accordingly, were 3% higher than in the first quarter of 2004. Currency movements had a positive effect on net sales of 1%.

Operating profit for the Group amounted to SEK 1,742 M (1,627), an improvement of 7%. The operating profit for Hygiene Products was on the same level as the preceding quarter, while Packaging's operating profit increased by 14% and Forest Products' by 12%. Currency movements had only a marginal effect on operating profit.

Operating margin for the Group improved somewhat. The margin for Hygiene Products fell to 10% (11), primarily as a result of the increased cost of raw materials. Packaging increased to 8% (7) and Forest Products to 10% (9).

Financial items amounted to an expense of SEK 240 M (expense: 155). The change is attributable to higher average net debt resulting from company acquisitions and share dividend received during the first quarter. Group earnings after financial items amounted to SEK 1,502 M (1,472). Currency movements had only a marginal effect on earnings after financial items.

The tax cost increased somewhat during the quarter as a result of a changed geographic distribution of earnings within the Group.

Earnings analysis

SEK M	2004:2[1]	2004:1[2]	0406[3]	0306[4]
Hygiene Products	1,157	1,153	2,310	2,467
Packaging	609	533	1,142	1,313
Forest Products	385	345	730	738
Other[5]	-114	-118	-232	31
Operating profit, before goodwill amortization	**2,037**	1,913	**3,950**	4,549
Goodwill amortization	-295	-286	-581	-558
Operating profit	**1,742**	1,627	**3,369**	3,991
Financial items	-240	-155	-395	-413
Earnings after financial items	**1,502**	1,472	**2,974**	3,578
Income tax	-488	-449	-937	-1,038
Minority interest	-5	-9	-14	-15
Net earnings	**1,009**	1,014	**2,023**	2,525
Earnings per share, SEK	4.32	4.34	8.66	10.89

[1] *Including items affecting comparability, SEK -14 M before taxes and SEK –9 M after taxes.*

[2] *Including items affecting comparability, SEK –30 M before taxes and SEK -21 M after taxes.*

[3] *Including items affecting comparability, SEK -44 M before taxes and SEK -30 M after taxes.*

[4] *Including items affecting comparability, SEK 197 M before taxes and SEK 154 M after taxes.*

[5] *Including items affecting comparability.*

CASH FLOW

The operating cash surplus amounted to SEK 6,850 M (6,890), corresponding to 16% (16) of net sales. Net current capital expenditures amounted to SEK 1,603 M (1,535). Working capital, which was exceptionally low at the beginning of the year, increased by SEK 2,127 M (1,407), partly due to major investments during the latter part of 2003 and the related increased accounts payable, which were paid in 2004. Operating cash flow totaled SEK 2,954 M (3,842).

Tax attributable to operating profit amounted to SEK 1,339 M (493) and free cash flow, accordingly, totaled SEK 1,615 M (3,349). The deviation in tax payments is attributable to a major portion of the year's estimated tax has been paid during the first half of the year at the same time as the preceding year's low tax payments were affected by recovered taxes from earlier years. Cash flow from current operations – defined as cash flow before strategic investments and dividends – amounted to SEK 1,344 M (3,018) or SEK 5.75 (13.01) per share.

Expenditure for company acquisitions amounted to SEK 8,035 M (851) calculated on a debt-free basis and primarily pertain to the acquisitions of an Australian hygiene-products company , a Mexican tissue company, a Malaysian hygiene-products company, further shares in SCA's Asian packaging company, and an Italian packaging company. Strategic capital investments in plant and machinery, primarily in the hygiene-products area, and structural measures amounted to SEK 1,094 M (1,534).

Comparison with first quarter of 2004

The operating cash surplus amounted to SEK 3,556 M (3,294), corresponding to 16% (15) of net sales. Cash flow from current operations amounted to SEK 531 M (813). This deviation is attributable mainly to higher current capital expenditures and the period's high tax payments.

Cash flow analysis

SEK M	**2004:2**	2004:1	**0406**	0306
Net sales	22,340	21,687	44,027	43,121
Operating cash surplus	3,556	3,294	6,850	6,890
% of net sales	*16*	*15*	*16*	*16*
Current capital expenditures, net	-1,020	-583	-1,603	-1,535
% of net sales	*5*	*3*	*4*	*4*
Change in working capital	-773	-1,354	-2,127	-1,407
Other operating cash flow changes	-119	-47	-166	-106
Operating cash flow	**1,644**	1,310	**2,954**	3,842
Tax payment etc[1]	-950	-389	-1,339	-493
Free cash flow	**694**	921	**1,615**	3,349
Per share, SEK	*2.97*	*3.95*	*6.92*	*14.44*
Interest payment after taxes	-163	-108	-271	-331
Cash flow from current operations	**531**	813	**1,344**	3,018
Per share, SEK	*2.27*	*3.48*	*5.75*	*13.01*
Strategic investments and divestments	-7,591	-1,538	-9,129	-1,520
Cash flow before dividend	**-7,060**	-725	**-7,785**	1,498
Dividend	-2,450	-	-2,450	-2,216
Conversion of debentures, warrants	-	1	1	-
Sale of own shares	3	4	7	5
Net cash flow	**-9,507**	-720	**-10,227**	-713

[1] *Tax attributable to operating profit*

FINANCING

Net debt amounted to SEK 33,308 M, an increase of SEK 11,002 M since the beginning of the year. Net cash flow showed a negative of SEK 10,227 M and negative currency effects of SEK 775 M.

Consolidated shareholders' equity increased during the period by SEK 190 M to SEK 49,944 M. Net earnings for the period increased equity by SEK 2,023 M, while dividends reduced shareholders' equity by SEK 2,450 M. The sale of own shares and conversion of debenture loans increased shareholders' equity by SEK 8 M and currency effects impacted positively on shareholders' equity by SEK 609 M.

The debt/equity ratio amounted to 0.66 (0.49) at the end of the quarter. At the beginning of the year, the debt/equity ratio was 0.44. The interest coverage multiple was 8.5 (9.7).

HYGIENE PRODUCTS BUSINESS AREA

SEK M	2004:2	2004:1	0406	0306
Net sales	**11,149**	10,545	**21,694**	21,697
Consumer Tissue	3,853	3,721	7,574	7,447
Tissue for bulk consumers – AFH	2,799	2,638	5,437	5,833
Personal Care	4,497	4,186	8,683	8,417
Operating surplus	**1,848**	1,768	**3,616**	3,709
Consumer Tissue	601	635	1,236	1,208
Tissue for bulk consumers – AFH	407	335	742	890
Personal Care	840	798	1,638	1,611
Operating profit, before goodwill amortization	**1,157**	1,153	**2,310**	2,467
Consumer Tissue	329	385	714	706
Tissue for bulk consumers – AFH	210	168	378	559
Personal Care	618	600	1,218	1,202
Operating surplus margin, %	**17**	17	**17**	17
Consumer Tissue	16	17	16	16
Tissue for bulk consumers – AFH	15	13	14	15
Personal Care	19	19	19	19
Operating margin, %	**10**	11	**11**	11
Consumer Tissue	9	10	9	10
Tissue for bulk consumers – AFH	8	6	7	9
Personal Care	14	14	14	15
Volume growth, %				
Consumer Tissue	11.8[1]	-0.6[1]	7.9[2]	9.3[2]
Tissue for bulk consumers – AFH	5.0[1]	0.4[1]	0.7[2]	3.5[2]
Personal Care	8.9[1]	2.4[1]	6.5[2]	0.6[2]

[1] *Compared with the immediately preceding quarter.*
[2] *Compared with corresponding period previous year.*

See also pages 12 and 17-18.

Net sales amounted to SEK 21,694 M (21.697), and were thereby on the same level as in the year-earlier period. The positive effect of the completed company acquisitions were offset by lower prices for tissue and negative currency movements.

Operating profit amounted to SEK 2,310 M (2,467), a decline of 6%. Currency movements affected operating profit negatively by 4%. In addition, operating profit declined as a result of reduced operating profit in the AFH tissue area.

Operating profit in the second quarter was on the same level as during the first quarter and amounted to SEK 1,157 M (1,153). Lower operating profit in the consumer tissue area was offset by higher operating profit in the AFH tissue and personal care areas.

Consumer Tissue

Operating profit amounted to SEK 714 M (706). Completed company acquisitions and lower raw materials costs compensated for lower prices.

Operating profit in the second quarter was 15% lower than earnings in the first quarter and amounted to SEK 329 M (385) M. The decline is mainly attributable to higher pulp prices that have not yet been offset by the Group's own price increases. The decline has partly been offset by the company acquisitions completed.

Tissue for bulk consumers – AFH

Operating profit for AFH products amounted to SEK 378 M (559), which was 32% lower than the preceding year. Lower prices, primarily in the North American operations, and higher recovered paper prices in North America impacted the operating profit negatively. The effect of this was partly offset by higher volumes and the resulting higher capacity utilization and completed company acquisitions.

Compared with the first quarter, operating profit in the second quarter increased by 25% to SEK 210 M (168). Price increases in the North American operations and a higher proportion of own-manufactured paper from the new paper machine in Alabama combined with company acquisitions had a positive impact on operating profit. The cost of raw materials in North America, however, continued to rise and recovered fiber prices were on average 4% higher during the second quarter.

Personal Care

Operating profit amounted to SEK 1,218 M (1,202) and was therefore somewhat higher than during the year-earlier period. The company acquisitions in Malaysia and Australia/New Zealand, combined with a positive volume and positive product mix, mainly in the incontinence area, had a positive impact on the result. The effects of this were offset by generally lower prices and reduced volumes for baby diapers in the area of retailers' brands.

Compared with the first quarter, the operating profit was somewhat higher and amounted to SEK 618 M (600). The second-quarter operating profit was affected positively by company acquisitions.

PACKAGING BUSINESS AREA

SEK M	2004:2	2004:1	0406	0306
Net sales	**7,939**	7,830	**15,769**	15,136
Operating surplus	**1,046**	975	**2,021**	2,123
Operating profit, before goodwill amortization	**609**	533	**1,142**	1,313
Operating surplus margin, %[1]	**13**	12	**13**	14
Operating margin, %[1]	**8**	7	**7**	9
Production				
Liner products, kton	**685**	650	**1,335**	1,263
Deliveries				
Liner products, kton	**668**	663	**1,331**	1,249
Corrugated board, Mm^2	**1,060[2]**	1,068[2]	**2,128[2]**	2,070[2]

[1] Adjusted for the external trading with linerboard, margins increase by about 2 percentage points.
[2] Volumes do not include volumes from protective packaging and other high-value segments.

See also pages 12 and 17-18.

Net sales were 4% higher than in the preceding year and amounted to SEK 15,769 M (15,136). Company acquisitions in North America and Asia, combined with volume increases in the existing operations, raised net sales, while lower prices and currency movements had a negative impact.

Operating profit amounted to SEK 1,142 M (1,313), a decline of 13%. Lower prices for corrugated board were partly offset by higher volumes together with company acquisitions in North America and Asia. Currency movements had a negative impact of 5% on operating profit.

Compared with the first quarter, operating profit increased by 14% and amounted to SEK 609 M (533). Reasons for the improvement included higher capacity utilization in the liner operations and increased integration between corrugated board and liner operations as a result of quality adaptations. In the North American operations, operating profit improved as the result of higher volumes and prices. The currency movements had a marginal positive impact on operating profit.

FOREST PRODUCTS BUSINESS AREA

SEK M	2004:2	2004:1	0406	0306
Net sales	**3,741**	3,813	**7,554**	6,967
Publication papers	1,790	1,905	3,695	3,566
Pulp, timber and solid-wood products	1,951	1,908	3,859	3,401
Operating surplus	**709**	667	**1,376**	1,337
Publication papers	309	310	619	742
Pulp, timber and solid-wood products	400	357	757	595
Operating profit, before goodwill amortization	**385**	345	**730**	738
Publication papers	96	96	192	314
Pulp, timber and solid-wood products	289	249	538	424
Operating surplus margin, %	**19**	17	**18**	19
Publication papers	17	16	17	21
Pulp, timber and solid-wood products	21	19	20	17
Operating margin, %	**10**	9	**10**	11
Publication papers	5	5	5	9
Pulp, timber and solid-wood products	15	13	14	12
Production				
Publication papers, kton	**366**	357	**723**	668
Solid-wood products, km^3	**362**	370	**732**	631
Deliveries				
Publication papers, kton	**344**	370	**714**	662
Solid-wood products, km^3	**443**	340	**783**	583

See also pages 12 and 17-18.

Net sales for the Forest Products business area were 8% higher than in the preceding year and amounted to SEK 7,554 M (6,967). The positive effects of higher volumes and the acquisition of Scaninge's forestry and sawmill operations were partly offset by lower paper prices. Currency movements had a negative impact on net sales.

Operating profit amounted to SEK 730 M (738) and, accordingly, was on the same level as the year-earlier period. The currency movements had a negative effect of 11% on operating profit. Increased volumes and the resulting higher capacity utilization, combined with acquisitions, more than offset the lower prices and higher energy costs in the publication paper business.

In the second quarter, operating profit rose by 12% compared with the first quarter and totaled SEK 385 M (345). The improvement is largely attributable to higher pulp prices. Currency movements had only a marginal effect on the business area's operating profit.

Publication papers

Operating profit in the publication paper operations totaled SEK 192 M (314), a decline of 39%. The decline in operating profit was primarily attributable to lower prices, higher energy costs and negative currency effects. However, this was offset by somewhat higher volumes and the related higher capacity utilization.

Operating profit in the second quarter was on the same level as in the first quarter and amounted to SEK 96 M (96).

Pulp, timber and solid-wood products

Operating profit amounted to SEK 538 M (424) and was thereby 27% higher than in the preceding year. The improvement is mainly attributable to the acquisition of Scaninge's forestry and sawmill operations, but also somewhat higher volumes and hence a higher capacity utilization. Lower prices for solid-wood products and negative currency movements restricted the improvement.

Compared with the first quarter, the operating profit amounted to SEK 289 M (249), an increase of 16%. The improvement is largely attributable to a higher pulp price, which was to a certain extent offset by negative currency movements.

GOODWILL

Consolidated goodwill amounted to SEK 17,298 M (14,753).[2] In addition to company acquisitions, currency movements have contributed to the increase during the year in an amount of SEK 330 M. Goodwill is amortized over 20 years. Goodwill amortization by business area is presented on pages 12 and 17.

Earnings excluding goodwill amortization

SEK M	2004:2[1]	2004:1[2]	0406[3]	0306[4]
Operating profit	**2,037**	1,913	**3,950**	4,549
Earnings after financial items	**1,797**	1,758	**3,555**	4,136
Net earnings	**1,291**	1,287	**2,578**	3,059
Earnings per share (SEK)	**5.53**	5.51	**11.04**	13.20

[1] *Including items affecting comparability, SEK -14 M before taxes and SEK –9 M after taxes.*

[2] *Including items affecting comparability, SEK –30 M before taxes and SEK -21 M after taxes.*

[3] *Including items affecting comparability, SEK -44 M before taxes and SEK -30 M after taxes.*

[4] *Including items affecting comparability, SEK 197 M before taxes and SEK 154 M after taxes.*

PERSONNEL

The average number of employees at the close of the quarter was 46,966, compared with 42,908 at the end of the second quarter in 2003.[3] The increase is attributable to the acquisitions completed during the period. At the same time, the number of employees was reduced through various rationalization programs within the Group.

RATIONALIZATION PROGRAM

The rationalization program initiated during the fourth quarter of 2003 in the European hygiene operations has proceeded in accordance with the assessment described in the year-end report for 2003. Costs in the first six months of 2004 amounted to SEK 44 M, which means that a total of SEK 202 M affected the result in 2003 and 2004. The total costs are still estimated to amount to SEK 210 M. Savings during the first six months of the year exceeded this years costs.

MARKET OUTLOOK

SCA's consumer products continue to show a favorable demand trend. The volume growth in tissue is favorable and price compensation for the rising cost of raw materials is expected to be achieved during the second half of the year.

After a weak start to the year, the market for packaging in Europe has improved and prices are successively rising. In North America, the improvement in volume and price is stronger.

The growth in demand for publication paper continues, in particular for magazine paper, which is leading to better capacity utilization.

OTHER

SCA follows the recommendations of the Swedish Financial Accounting Standards Council. New recommendations effective in 2004 have not affected the accounting principles applied by the Group, since SCA began applying RR 29, Employee Benefits, earlier.

The deficit in the Group's defined-benefit pension plans amounted at the end of the second quarter to SEK 4,009 M and, accordingly, has declined by SEK 407 M since year-end.

In accordance with the guidelines in Swedish accounting recommendation RR 20, it is reported that the Group's parent company, Svenska Cellulosa Aktiebolaget SCA (publ), owns the forestlands and other fixed properties that are part of the Group's forestry operations and provide felling rights for standing timber to its subsidiary SCA Skog AB. In other respects, the parent company is a holding company whose main task is to own and manage shares in a number of business-group companies and to provide Group-wide management and administration. Operating revenues during the period January-June 2004 amounted to SEK 79 M (75) and earnings before appropriations and taxes totaled SEK 2,616 M (2,860). During the period, the Parent Company made no investments in shares and

[2] *The final acquisition balances for the companies acquired during the year will be determined during the second half of the year.*

[3] *Including SCA's portion of joint-venture companies.*

participations. Investments in properties and plant amounted to SEK 11 M (25) during the period. Liquid funds at the end of the period amounted to SEK 19 M (25).

The hygiene operations acquired from Carter Holt Harvey (Australia and New Zealand) were consolidated from 19 May and the Mexican tissue operations acquired from Copamex as of 1 May.

Acquisitions during the year:

Acquisitions	Purchase price[1]	Consolidation date
Vincor	89 Mkr	1 January 2004
Mark/Heritage	13 Mkr	1 March 2004
Drypers	685 Mkr	1 March 2004
Central Package Group (27,5 %)	239 Mkr	1 April 2004
Carter Holt Harvey Tissue & Sancella Australia (50%)	4,837 Mkr	19 May 2004
Copamex Tissue	1,777 Mkr	1 May 2004
Busto Tema	284 Mkr	30 June 2004

[1] *On debt-free basis.*

SHARE DISTRIBUTION

30 June 2004	Series A	Series B	Total
Registered number of shares	40,427,857	194,608,841	235,036,698
Of which treasury shares	-	(1,679,283)	(1,679,283)

During the second quarter, 9,346 Series A shares were converted into Series B shares. The proportion of Series A shares at the end of the quarter totaled 17.2%. The conversion of shares occurred at the request of the shareholders concerned, pursuant to the conversion clause that was added to the Articles of Association in 1999.

Calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, the effects of outstanding convertible debenture and options programs amount to a maximum dilution of 0.1%, which was taken into consideration when calculating earnings per share for the period.

Stockholm, 21 July 2004
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström
President and CEO

This report has not been subject to examination by the auditors.

STATEMENT OF EARNINGS

	2004:2	2003:2	2004:1	0406	0306
	SEK M	SEK M	SEK M	SEK M	SEK M
Net sales	22,340	21,231	21,687	44,027	43,121
Operating expenses[1]	-18,842	-17,838	-18,386	-37,228	-35,913
Operating surplus	**3,498**	**3,393**	**3,301**	**6,799**	7,208
Depreciation and write-down, properties and plant	-1,473	-1,353	-1,393	-2,866	-2,716
Goodwill amortization	-295	-273	-286	-581	-558
Share in earnings of associated companies	12	24	5	17	57
Operating profit	**1,742**	**1,791**	**1,627**	**3,369**	3,991
Financial items	-240	-187	-155	-395	-413
Earnings after financial items	**1,502**	**1,604**	**1,472**	**2,974**	3,578
Income taxes	-488	-466	-449	-937	-1,038
Minority interest	-5	-8	-9	-14	-15
Net earnings	**1,009**	**1,130**	**1,014**	**2,023**	2,525
Earnings per share, SEK					
- before dilution effects	4.32	4.90	4.35	8.67	10.96
- after dilution effects	4.32	4.87	4.34	8.66	10.89
Operating margin	8%	8%	8%	8%	9%
Return on shareholders' equity	9%	12%	10%	9%	12%
Return on capital employed	10%	12%	10%	10%	12%

Specification of earnings per share

Net earnings for the period	1,009.0	1,130.0	1,014.0	2,023.0	2,525.0
Interest on convertible debentures	0.0	1.5	0.0	0.0	3.0
Adjusted net earnings	1,009.0	1,131.5	1,014.0	2,023.0	2,528.0
Average number of shares before dilution	233.3	230.4	233.3	233.3	230.4
Employee convertibles	0.0	1.2	0.0	0.0	1.2
Outstanding warrants	0.2	1.4	0.2	0.2	1.4
Average number of shares after dilution	233.5	233.0	233.5	233.5	233.0

Specifications of items affecting comparability

[1] **Operating expenses**	-14	-	-30	-44	197
- Sale of shares in Metsä Tissue	-	-	-	-	197
- Rationalization costs	-14	-	-30	-44	-

STATEMENT OF EARNINGS

	2004:2	2003:2	2004:1	0406	0306
	EUR M[1]	EUR M[1]	EUR M[2]	EUR M[3]	EUR M[4]
Net sales	2,444	2,325	2,364	4,808	4,710
Operating expenses	-2,061	-1,953	-2,004	-4,065	-3,923
Operating surplus	**383**	372	360	**743**	787
Depreciation and write-down, properties and plant	-161	-148	-152	-313	-297
Goodwill amortization	-32	-30	-31	-63	-61
Share in earnings of associated companies	1	2	1	2	6
Operating profit	**191**	196	178	**369**	435
Financial items	-26	-20	-17	-43	-45
Earnings after financial items	**165**	176	161	**326**	390
Income taxes	-53	-51	-49	-102	-113
Minority interest	-1	-1	-1	-2	-2
Net earnings	**111**	124	111	**222**	275

[1] *Isolated quarterly amounts have been calculated as the difference between two accumulated results.*
[2] *The average exchange rate of 9.17 was applied in translation to EUR.*
[3] *The average exchange rate of 9.16 was applied in translation to EUR.*
[4] *The average exchange rate of 9.16 was applied in translation to EUR.*

OPERATING PROFIT
1 January–30 June

SEK M	**2004**	2003
Hygiene Products	**2,310**	2,467
Consumer Tissue	714	706
Tissue for bulk consumers - AFH	378	559
Personal Care	1,218	1,202
Packaging	**1,142**	1,313
Forest Products	**730**	738
Publication papers	192	314
Pulp, timber and solid-wood products	538	424
Other	**-232**	31
Operating profit, before goodwill amortization	**3,950**	4,549
Goodwill amortization[1]	-581	-558
Total operating profit	**3,369**	3,991

[1] **Goodwill amortization:**	**2004**	2003
Hygiene Products	210	204
Packaging	201	187
Common	170	167
Group	**581**	558

BALANCE SHEET	30 June 2004		31 December 2003	
	SEK M	EUR M[1]	SEK M	EUR M[1]
Assets				
Goodwill	17,298	1,895	14,586	1,607
Other intangible assets	1,520	166	897	99
Tangible assets	67,019	7,343	62,402	6,873
Shares and participations	644	71	658	72
Long-term financial receivables[2]	3,310	369	3,247	358
Other long-term receivables	281	31	241	26
Operating receivables and inventories	26,742	2,930	22,880	2,520
Short-term investments	425	47	749	82
Cash and bank balances	1,159	127	1,696	187
Total assets	**118,398**	**12,979**	107,356	11,824
Equity, provisions and liabilities				
Shareholders' equity	49,944	5,472	49,754	5,480
Minority interest	781	86	751	83
Provisions for pensions	2,590	290	2,569	283
Other provisions	11,315	1,240	11,051	1,217
Long-term interest-bearing debt	19,229	2,107	15,500	1,707
Other long-term interest-free liabilities	141	15	163	18
Short-term interest-bearing debt[3]	16,235	1,779	9,766	1,075
Operating liabilities[3]	18,163	1,990	17,802	1,961
Total equity, provisions and liabilities	**118,398**	**12,979**	107,356	11,824
Debt/equity ratio	**0.66**		**0.44**	
Equity/assets	**43%**		**47%**	

[1] The period-end exchange rate of 9.13 (9.08) was applied in translation to EUR.

[2] Of which pension assets:	*2,351*	*258*	*2,289*	*252*

[3] SCA has contracted unutilized lines of credit amounting to SEK 24,172 M. Of this, SEK 16,235 M is intended to cover current interest-bearing liabilities and amortization within a year. The remaining unutilized lines of credit totaling SEK 7,937 M, and centrally available liquid assets of SEK 159 M, represent the Group's liquidity reserve totaling SEK 8,096 M. The corresponding contracted unutilized lines of credit at the end of the preceding quarter amounted to SEK 26,825 M and current interest-bearing liabilities and amortization within a year totaled SEK 12,013 M.

CHANGE IN SHAREHOLDERS' EQUITY, SEK M

	Jan–Jun 2004	Jan–Jun 2003
Shareholders' equity, 1 January	49,754	47,983
Conversion of debentures, warrants	1	-
Sale of own shares	7	5
Translation differences	1,083	-1,444
Exchange rate differences on hedging instruments	-474	592
Dividend	-2,450	-2,212
Net earnings for the period	2,023	2,525
Shareholders' equity, 30 June	**49,944**	47,449

OPERATING CASH FLOW ANALYSIS

1 January–30 June

SEK M	2004	2003
Operating cash surplus	6,850	6,890
Changes in working capital	-2,127	-1,407
Current capital expenditures, net	-1,603	-1,535
Other operating cash flow changes	-166	-106
Operating cash flow	**2,954**	3,842
Financial items	-395	-413
Income taxes paid	-1,220	-369
Other	5	-42
Cash flow from current operations	**1,344**	3,018
Acquisitions	-8,035	-851
Strategic capital expenditures, properties	-977	-1,309
Strategic structural expenditures	-117	-225
Divestments	0	865
Cash flow before dividend	**-7,785**	1,498
Dividend	-2,450	-2,216
Cash flow after dividend	**-10,235**	-718
Conversion of debentures, warrants	1	-
Sale of own shares	7	5
Net cash flow	**-10,227**	-713
Net debt at beginning of period	**-22,306**	-23,899
Net cash flow	-10,227	-713
Currency effects	-775	1,212
Net debt at end of period	**-33,308**	-23,400
Debt payment capacity	**39%**	55%
Debt/equity ratio	**0.66**	0.49

Quarterly data

STATEMENT OF EARNINGS
Group

SEK M	2004 II	2004 I	2003 IV	2003 III	2003 II	2003 I
Net sales	22,340	21,687	21,153	21,064	21,231	21,890
Operating expenses[1]	-18,842	-18,386	-17,551	-17,629	-17,838	-18,075
Operating surplus	3,498	3,301	3,602	3,435	3,393	3,815
Depreciation and write-down, properties and plant[2]	-1,473	-1,393	-1,369	-1,397	-1,353	-1,363
Goodwill amortization	-295	-286	-296	-276	-273	-285
Share in earnings of associated companies	12	5	27	40	24	33
Operating profit	1,742	1,627	1,964	1,802	1,791	2,200
Financial items	-240	-155	-178	-199	-187	-226
Earnings after financial items	1,502	1,472	1,786	1,603	1,604	1,974
Income taxes	-488	-449	-358	-465	-466	-572
Minority interest	-5	-9	-9	-7	-8	-7
Net earnings	1,009	1,014	1,419	1,131	1,130	1,395
Earnings per share, SEK						
- before dilution effects	4.32	4.35	6.08	4.88	4.90	6.06
- after dilution effects	4.32	4.34	6.07	4.88	4.87	6.02

Specification of items affecting comparability

	2004 II	2004 I	2003 IV	2003 III	2003 II	2003 I
[1] **Operating expenses**	-14	-30	212	-	-	197
- Sale of shares in Metsä Tissue	-	-	-	-	-	197
- Release of badwill, Scaninge	-	-	418	-	-	-
- Rationalisation costs	-14	-30	-158	-	-	-
- Write-down of shares, Otor	-	-	-48	-	-	-
[2] **Depreciation and write-down, properties and plant**	-	-	-57	-	-	-
- Write-down of property, Taiwan	-	-	-57	-	-	-

Quarterly data

OPERATING CASH FLOW ANALYSIS
Group

	2004		2003			
SEK M	II	I	IV	III	II	I
Operating cash surplus	3,556	3,294	3,348	3,270	3,291	3,599
Changes in working capital	-773	-1,354	1,430	714	-709	-698
Current capital expenditures, net	-1,020	-583	-1,550	-817	-928	-607
Other operating cash flow changes	-119	-47	-60	-75	-28	-78
Operating cash flow	**1,644**	1,310	3,168	3,092	1,626	2,216
Financial items	-240	-155	-178	-199	-187	-226
Income taxes paid	-878	-342	-297	-485	-113	-256
Other	5	0	-62	77	-38	-4
Cash flow from current operations	**531**	813	2,631	2,485	1,288	1,730
Acquisitions	-7,047	-988	-3,850	-107	-307	-544
Strategic capital expenditures, properties	-512	-465	-843	-797	-756	-553
Strategic structural expenditures	-32	-85	-103	-109	-72	-153
Divestments	0	0	11	85	215	650
Cash flow before dividend	**-7,060**	-725	-2,154	1,557	368	1,130
Dividend	-2,450	-	-	-19	-2,216	-
Cash flow after dividend	**-9,510**	-725	-2,154	1,538	-1,848	1,130
Conversion of debentures, warrants	-	1	-	723	-	-
Sale of own shares	3	4	4	7	4	1
Net cash flow	**-9,507**	-720	-2,150	2,268	-1,844	1,131

Quarterly data Business areas

NET SALES

	2004		2003			
SEK M	II	I	IV	III	II	I
Hygiene Products	11,149	10,545	10,531	10,753	10,791	10,906
Consumer Tissue	3,853	3,721	3,759	3,618	3,630	3,817
Tissue for bulk consumers - AFH	2,799	2,638	2,628	2,928	2,920	2,913
Personal Care	4,497	4,186	4,144	4,207	4,241	4,176
Packaging	7,939	7,830	7,459	7,434	7,421	7,715
Forest Products	3,741	3,813	3,736	3,378	3,406	3,561
Publication papers	1,790	1,905	1,891	1,810	1,802	1,764
Pulp, timber and solid-wood products	1,951	1,908	1,845	1,568	1,604	1,797
Other	268	256	126	155	331	419
Intra-group deliveries	-757	-757	-699	-656	-718	-711
Total net sales	22,340	21,687	21,153	21,064	21,231	21,890

OPERATING SURPLUS

	2004		2003			
SEK M	II	I	IV	III	II	I
Hygiene Products	1,848	1,768	1,747	1,824	1,814	1,895
Consumer Tissue	601	635	614	574	562	646
Tissue for bulk consumers - AFH	407	335	340	438	433	457
Personal Care	840	798	793	812	819	792
Packaging	1,046	975	965	1,036	1,023	1,100
Forest Products	709	667	763	644	634	703
Publication papers	309	310	420	339	316	426
Pulp, timber and solid-wood products	400	357	343	305	318	277
Other	-105	-109	127	-69	-78	117
Total operating surplus	3,498	3,301	3,602	3,435	3,393	3,815

OPERATING PROFIT

	2004		2003			
SEK M	II	I	IV	III	II	I
Hygiene Products	1,157	1,153	1,184	1,169	1,192	1,275
Consumer Tissue	329	385	402	308	311	395
Tissue for bulk consumers - AFH	210	168	178	264	271	288
Personal Care	618	600	604	597	610	592
Packaging	609	533	538	631	622	691
Forest Products	385	345	469	352	331	407
Publication papers	96	96	208	140	103	211
Pulp, timber and solid-wood products	289	249	261	212	228	196
Other	-114	-118	69	-74	-81	112
Operating profit before goodwill amortization	2,037	1,913	2,260	2,078	2,064	2,485
Goodwill amortization[1]	-295	-286	-296	-276	-273	-285
Total operating profit	1,742	1,627	1,964	1,802	1,791	2,200

[1]**Goodwill amortization:**

Hygiene Products	107	103	110	98	96	108
Packaging	102	99	97	93	94	93
Common	86	84	89	85	83	84
Group	295	286	296	276	273	285

OPERATING SURPLUS MARGINS

Percent	2004 II	I	2003 IV	III	II	I
Hygiene Products	**17**	17	17	17	17	17
Consumer Tissue	16	17	16	16	15	17
Tissue for bulk consumers - AFH	15	13	13	15	15	16
Personal Care	19	19	19	19	19	19
Packaging	**13**	12	13	14	14	14
Forest Products	**19**	17	20	19	19	20
Publication papers	17	16	22	19	18	24
Pulp, timber and solid-wood products	21	19	19	19	20	15

OPERATING MARGINS, excluding goodwill amortization

Percent	2004 II	I	2003 IV	III	II	I
Hygiene Products	**10**	11	11	11	11	12
Consumer Tissue	9	10	11	9	9	10
Tissue for bulk consumers - AFH	8	6	7	9	9	10
Personal Care	14	14	15	14	14	14
Packaging	**8**	7	7	8	8	9
Forest Products	**10**	9	13	10	10	11
Publication papers	5	5	11	8	6	12
Pulp, timber and solid-wood products	15	13	14	14	14	11

Group

MARGINS

1 January–30 June

Percent	2004	2003
Operating surplus margin	15.4	16.3
Operating margin, excl. goodwill amortization	9.0	10.5
Operating margin	7.7	9.3
Financial net margin	-0.9	-1.0
Profit margin	6.8	8.3
Tax and minority	-2.2	-2.4
Net margin	4.6	5.9

MARGINS – quarterly data

	2004		2003			
Percent	II	I	IV	III	II	I
Operating surplus margin	15.7	15.2	17.0	16.3	16.0	17.4
Operating margin, excl. goodwill amortization	9.1	8.8	10.7	9.9	9.7	11.4
Operating margin	7.8	7.5	9.3	8.6	8.4	10.1
Financial net margin	-1.1	-0.7	-0.9	-0.9	-0.8	-1.1
Profit margin	6.7	6.8	8.4	7.7	7.6	9.0
Tax and minority	-2.2	-2.1	-1.7	-2.3	-2.3	-2.6
Net margin	4.5	4.7	6.7	5.4	5.3	6.4

FIVE-YEAR SUMMARY

Full year	2003	2002	2001	2000[1]	1999[1]
Earnings after financial items, SEK M	6,967	8,078	8,090	9,327	5,521
Earnings per share, SEK	21.84	24.54	24.05	30.64	16.73
Earnings per share, before goodwill amortization, SEK	26.51	29.15	28.40	33.76	19.52
Debt/equity ratio, times	0.44	0.49	0.51	0.39	0.69
Return on capital employed, %	11	13	14	18	12
Return on shareholders' equity, %	10	12	13	20	12

[1] *Adjusted historically to reflect new issues.*

CASH FLOW ANALYSIS

(in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR 7)

1 January–30 June

SEK M	2004	2003
Current operations		
Earnings after financial items	2,974	3,578
Adjustment for items not included in cash flow	3,188	2,487
	6,162	**6,065**
Taxes paid	-1,220	-369
Cash flow from current operations before changes in working capital	**4,942**	**5,696**
Cash flow from changes in working capital		
Change in inventories	-582	-359
Change in current receivables	-1,067	-563
Change in operating liabilities	-478	-485
Cash flow from current operations	**2,815**	**4,289**
Investment activities		
Acquisition of subsidiaries	-7,816	-809
Divested units	-	865
Acquisition of tangible and intangible fixed assets	-2,781	-2,844
Proceeds from sale of equipment	201	0
Payment of loans to external parties	-97	-
Repayment of loans from external parties	-	12
Cash flow from investment activities	**-10,493**	**-2,776**
Financing activities		
Sale of own shares	7	5
Borrowings	9,589	-
Amortization of debt	-	-446
Dividend paid	-2,450	-2,216
Cash flow from financing activities	**7,146**	**-2,657**
Cash flow for the period	**-532**	**-1,144**
Liquid funds at beginning of year	1,929	2,826
Translation differences in liquid funds	20	-26
Liquid funds at end of period	**1,417**	**1,656**

Reconciliation between cash flow analysis according to RR 7 and operating cash flow		
Cash flow for the period according to RR 7	**-532**	**-1,144**
Deducted items:		
Payment/repayment of loans to/from external parties	97	-12
Increase/amortization of debt	-9,589	446
Added items:		
Net debt in acquired companies	-219	-43
Accrued interests	15	40
Conversion of loan to shareholders' equity	1	-
Net cash flow according to operating cash flow	***-10,227***	***-713***